Exhibit E

18.  Attach as Exhibit E a copy of the constitution, articles of incorporation or association with all amendments thereto, existing by-laws, rules, procedures, and instruments corresponding thereto, of the applicant.

Please see the following:

(1) Exhibit E1, DDR Articles of Organization; and

(2) Exhibit A1, DDR Fourth Amended & Restated Operating Agreement.